The information in this preliminary pricing supplement is not complete and may be changed. This preliminary pricing supplement is not an offer to sell these securities, and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.
Subject to completion dated October 1, 2015.
PRELIMINARY PRICING SUPPLEMENT No. G-89 Filed Pursuant to Rule 424(b)(2) Registration Statement Nos. 333-202913 and 333-180300-03 Dated October 1, 2015

Credit Suisse AG $● Market-Linked Notes

Linked to the Performance of the CS Retiree Consumer Expenditure 5% Blended Index Excess Return due October 31, 2025

Investment Description

These Market-Linked Notes (the “Notes”) are senior, unsecured obligations of Credit Suisse AG, acting through its Nassau branch (“Credit Suisse” or the “Issuer”) linked to the performance of the CS Retiree Consumer Expenditure 5% Blended Index Excess Return (the “Underlying Index”). On a quarterly basis, Credit Suisse will pay you a Quarterly Coupon based on the Coupon Rate of 1.50% per annum regardless of the performance of the Underlying Index. At maturity, Credit Suisse will pay you the Principal Amount plus an Additional Amount, if any, which will be equal to the greater of zero and the product of (i) the Principal Amount multiplied by (ii) the Underlying Index Return multiplied by (iii) the Upside Participation Rate of 155% to 175%, to be set on the Trade Date. The Notes will rank pari passu with all of our other senior unsecured obligations. Investing in the Notes involves significant risks. The repayment of principal and any Additional Amount applies only if you hold the Notes to maturity. Any payment on the Notes, including any Quarterly Coupon, Additional Amount and the repayment of the Principal Amount, is subject to the ability of Credit Suisse to pay its obligations as they become due. If Credit Suisse were to default on its obligations, you may not receive any amounts owed to you under the Notes.

Features	Key Dates*
☐	Quarterly Coupon —On each Coupon Payment Date, Credit Suisse will pay you a Quarterly Coupon based on the Coupon Rate of 1.50% per annum.
☐	Participation in Positive Underlying Index Return — If the Underlying Index Return is positive, Credit Suisse will pay you an Additional Amount at maturity equal to the product of (i) the Principal Amount multiplied by (ii) the Underlying Index Return multiplied by (iii) the Upside Participation Rate of 155% to 175%, to be set on the Trade Date.
☐	Repayment of Principal Amount at Maturity — If you hold the Notes to maturity, Credit Suisse will repay 100% of your Principal Amount on the Maturity Date.

Any payment on the Notes, including any Quarterly Coupon, Additional Amount and repayment of the Principal Amount, is subject to the ability of Credit Suisse to pay its obligations as they become due.

Trade Date*	October 27, 2015
Settlement Date*	October 30, 2015
Coupon Payment Dates Quarterly	(see page 4)
Valuation Date**	October 27, 2025
Maturity Date**	October 31, 2025
*	Expected. See page 4 for additional details.
**	Subject to postponement as set forth in the accompanying product supplement under “Description of the Securities—Postponement of calculation dates.”

NOTICE TO INVESTORS: THE NOTES ARE NOT CONVENTIONAL DEBT INSTRUMENTS. THE AMOUNT PAYABLE AT MATURITY IS DEPENDENT UPON THE PERFORMANCE OF THE UNDERLYING. THIS MARKET RISK IS IN ADDITION TO THE CREDIT RISK INHERENT IN PURCHASING A DEBT OBLIGATION OF CREDIT SUISSE. YOU SHOULD NOT PURCHASE THE NOTES IF YOU DO NOT UNDERSTAND OR ARE NOT COMFORTABLE WITH THE SIGNIFICANT RISKS INVOLVED IN INVESTING IN THE NOTES. THE NOTES WILL NOT BE LISTED ON ANY EXCHANGE. YOU SHOULD CAREFULLY CONSIDER THE RISKS DESCRIBED UNDER “KEY RISKS” BEGINNING ON PAGE 7 AND UNDER “RISK FACTORS” BEGINNING ON PAGE PS-3 OF THE ACCOMPANYING PRODUCT SUPPLEMENT BEFORE PURCHASING ANY NOTES. EVENTS RELATING TO ANY OF THOSE RISKS, OR OTHER RISKS AND UNCERTAINTIES, COULD ADVERSELY AFFECT THE MARKET VALUE OF, AND THE RETURN ON, YOUR NOTES.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the Notes or passed upon the accuracy or the adequacy of this pricing supplement or the accompanying underlying supplement, underlying performance supplement, product supplement, prospectus supplement and prospectus. Any representation to the contrary is a criminal offense.

Security Offering

This pricing supplement relates to Market-Linked Notes Linked to the Performance of the CS Retiree Consumer Expenditure 5% Blended Index Excess Return. The Notes are offered at a minimum investment of $1,000 and integral multiples of $1,000 in excess thereof. The Initial Level and Upside Participation Rate will be determined on the Trade Date.

Underlying Index	Ticker	Initial Level	Coupon Rate	Upside Participation Rate	CUSIP	ISIN
CS Retiree Consumer Expenditure 5% Blended Index Excess Return	CSEARC5E<Index>		1.50% per annum	155% to 175% (to be set on the Trade Date)	22546VMW3	US22546VMW36

Credit Suisse currently estimates the value of each $1,000 Principal Amount of the Notes on the Trade Date will be between $900.00 and $925.00 (as determined by reference to our pricing models and the rate we are currently paying to borrow funds through issuance of the Notes (our “internal funding rate”). This range of estimated values reflects terms that are not yet fixed. A single estimated value reflecting final terms will be determined on the Trade Date. See “Key Risks” in this pricing supplement.

See “Additional Information about Credit Suisse and the Notes” on page 2. The Notes will have the terms set forth in the accompanying underlying supplement, underlying performance supplement, product supplement, prospectus supplement and prospectus and this pricing supplement.

The Notes are not deposit liabilities and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency of the United States, Switzerland or any other jurisdiction.

Offering of Notes	Price to Public		Underwriting Discount and Commissions(1)		Proceeds to Credit Suisse AG
	Total	Per Note	Total	Per Note	Total	Per Note
Market-Linked Notes Linked to the CS Retiree Consumer Expenditure 5% Blended Index Excess Return due October 31, 2025	$●	$1,000.00	$●	$50.00	$●	$950.00

(1) UBS Financial Services Inc., which we refer to as UBS, will act as distributor for the Notes. The distributor will receive a fee from Credit Suisse or one of our affiliates of up to $50.00 per $1,000 Principal Amount of Notes. For more detailed information, please see “Supplemental Plan of Distribution (Conflicts of Interest)” on the last page of this pricing supplement.

UBS Financial Services Inc.

Additional Information about Credit Suisse and the Notes

You should read this pricing supplement together with the underlying supplement dated October 1, 2015, the underlying performance supplement dated October 1, 2015, the product supplement dated May 13, 2015, the prospectus supplement dated May 4, 2015 and the prospectus dated May 4, 2015, relating to our Medium-Term Notes of which these Notes are a part. You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

♦	Underlying supplement No. CSEARC5E dated October 1, 2015: http://www.sec.gov/Archives/edgar/data/1053092/000089109215008689/e66332_424b2.htm
♦	Underlying performance supplement dated October 1, 2015: http://www.sec.gov/Archives/edgar/data/1053092/000089109215008703/e66340_424b2.htm
♦	Product supplement No. G-I dated May 13, 2015: http://www.sec.gov/Archives/edgar/data/1053092/000095010315003885/dp56216_424b2-gi.htm
♦	Prospectus supplement and Prospectus dated May 4, 2015: http://www.sec.gov/Archives/edgar/data/1053092/000104746915004333/a2224570z424b2.htm

Our Central Index Key, or CIK, on the SEC website is 1053092. As used in this pricing supplement, the “Company,” “we,” “us,” or “our” refers to Credit Suisse.

The Notes are senior, unsecured obligations of Credit Suisse and will rank pari passu with all of our other senior unsecured obligations.

In the event the terms of the Notes described in this pricing supplement differs from, or is inconsistent with, the terms described in the underlying supplement, underlying performance supplement, product supplement, prospectus supplement or prospectus, the terms described in this pricing supplement will control.

This pricing supplement, together with the documents listed above, contains the terms of the Notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, fact sheets, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. We may, without the consent of the registered holder of the Notes and the owner of any beneficial interest in the Notes, amend the Notes to conform to its terms as set forth in this pricing supplement and the documents listed above, and the trustee is authorized to enter into any such amendment without any such consent. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the product supplement and “Key Risks” in this pricing supplement, “Foreign Currency Risks” in the accompanying prospectus, and any risk factors we describe in the combined Annual Report on Form 20-F of Credit Suisse Group AG and us incorporated by reference therein, and any additional risk factors we describe in future filings we make with the SEC under the Securities Exchange Act of 1934, as amended, as the Notes involve risks not associated with conventional debt securities. You should consult your investment, legal, tax, accounting and other advisors before deciding to invest in the Notes.

You may revoke your offer to purchase the Notes at any time prior to the time at which we accept such offer on the date the Notes are priced. We reserve the right to change the terms of, or reject any offer to purchase the Notes prior to their issuance. In the event of any changes to the terms of the Notes, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case we may reject your offer to purchase.

Investor Suitability

The Notes may be suitable for you if:

♦	You fully understand the risks inherent in an investment in the Notes.
♦	You understand that you may not receive any Additional Amount and you may only receive a return based on the Coupon Rate.
♦	You seek exposure to the upside performance of the Underlying Index and believe that it will appreciate over the term of the Notes.
♦	You would be willing to invest in the Notes if the Upside Participation Rate was set equal to the bottom of the range indicated on the cover hereof (the actual Upside Participation Rate will be set on the Trade Date).
♦	You can tolerate fluctuations in the price of the Notes prior to maturity that may cause the market value of the Notes to decline below the price you paid for your Notes.
♦	You are willing to hold the Notes to maturity and accept that there may be little or no secondary market for the Notes.
♦	You are willing to assume the credit risk of Credit Suisse for all payments under the Notes, and understand that the payment of any amount due on the Notes is subject to the credit risk of Credit Suisse.

The Notes may not be suitable for you if:

♦	You do not fully understand the risks inherent in an investment in the Notes.
♦	You seek to receive a fixed return at a rate greater than the Coupon Rate.
♦	You believe that the Underlying Index will not appreciate over the term of the Notes.
♦	You would not be willing to invest in the Notes if the Upside Participation Rate was set equal to the bottom of the range indicated on the cover hereof (the actual Upside Participation Rate will be set on the Trade Date).
♦	You cannot tolerate fluctuations in the price of the Notes prior to maturity that may cause the market value of the Notes to decline below the price you paid for your Notes.
♦	You prefer the lower risk, and, therefore, accept the potentially lower returns, of conventional debt securities with comparable maturities issued by Credit Suisse or another issuer with a similar credit rating.
♦	You are unable or unwilling to hold the Notes to maturity, or you seek an investment for which there will be an active secondary market.
♦	You are unwilling to assume the credit risk of Credit Suisse for all payments under the Notes.

The suitability considerations identified above are not exhaustive. Whether or not the Notes are a suitable investment for you will depend on your individual circumstances and you should reach an investment decision only after you and your investment, legal, tax, accounting and other advisors have carefully considered the suitability of an investment in the Notes in light of your particular circumstances. You should also review “Key Risks” beginning on page 7 of this pricing supplement for risks related to an investment in the Notes.

Indicative Terms
Issuer	Credit Suisse AG (“Credit Suisse”), acting through its Nassau branch.
Principal Amount	$1,000 per Note
Term(1)	Approximately 10 years. In the event that we make any change to the expected Trade Date and Settlement Date, the calculation agent may adjust the Coupon Payment Dates and Maturity Date to ensure that the stated term of the Notes remains the same.
Underlying Index	CS Retiree Consumer Expenditure 5% Blended Index Excess Return
Quarterly Coupon	Credit Suisse will pay you the Quarterly Coupon on each Coupon Payment Date calculated as follows: $1,000 × Coupon Rate / 4
Coupon Rate	1.50% per annum
Redemption Amount	At maturity, you will be entitled to receive an amount in cash equal to the Principal Amount plus the Additional Amount.
Additional Amount (per Note)	The greater of zero and $1,000 x Underlying Index Return x Upside Participation Rate
Underlying Index Return	Final Level – Initial Level Initial Level
Upside Participation Rate	155% to 175% (to be set on the Trade Date)
Closing Level	The Closing Level of the Underlying Index on any trading day will be the closing level, as determined by the calculation agent by reference to (i) Bloomberg Financial Services (“Bloomberg”) or any successor reporting service, or (ii) if Bloomberg or such successor reporting service does not publish the Closing Level on such trading day, the index sponsor.
Initial Level	The Closing Level of the Underlying Index on the Trade Date. In the event that the Closing Level of the Underlying Index is not available on the Trade Date, the Initial Level will be determined on the immediately following trading day on which a Closing Level is available.
Final Level	The Closing Level of the Underlying Index on the Valuation Date.
Coupon Payment Dates(2)(3)	Quarterly on the 30th of each January, April, July and October, beginning on January 30, 2016 and ending on the Maturity Date.
Valuation Date(1)	October 27, 2025
Maturity Date(1)	October 31, 2025
CUSIP / ISIN	22546VMW3 / US22546VMW36

(1) Subject to postponement as described in the accompanying product supplement under “Description of the Securities—Postponement of calculation dates.”

(2) If any Coupon Payment Date is not a business day, the Coupon will be payable on the first following business day unless that business day falls in the next calendar month, in which case payment will be made on the first preceding business day. The amount of any Coupon will not be adjusted in respect of any postponement of a Coupon Payment Date.

(3) Quarterly Coupons will be payable to the holders of record at the close of business on the business day immediately preceding the applicable Coupon Payment Date.

Investment Timeline
Trade Date	The Closing Level of the Underlying Index (Initial Level) is observed.

Each Coupon Payment Date	Credit Suisse will pay you the Quarterly Coupon on each Coupon Payment Date calculated as follows: $1,000 × Coupon Rate / 4

Maturity Date

The Final Level and Underlying Index Return are determined on the Valuation Date. You will be entitled to receive a cash payment equal to the Principal Amount of the Notes that you hold plus the final Quarterly Coupon payment and any Additional Amount. The Additional Amount will not be less than zero and will be calculated as follows:

$1,000 x Underlying Index Return x
Upside Participation Rate

INVESTING IN THE SECURITIES INVOLVES SIGNIFICANT RISKS. ANY PAYMENT ON THE SECURITIES, INCLUDING ANY QUARTERLY COUPON, additional amount AND REPAYMENT OF THE PRINCIPAL AMOUNT, IS SUBJECT TO THE ABILITY OF CREDIT SUISSE TO PAY ITS OBLIGATIONS AS THEY BECOME DUE. IF CREDIT SUISSE WERE TO DEFAULT ON ITS OBLIGATIONS, YOU MAY NOT RECEIVE ANY AMOUNTS OWED TO YOU UNDER THE SECURITIES.

The Underlying Index

The CS Retiree Consumer Expenditure 5% Blended Index Excess Return (the “Underlying Index”) is a rules-based index that seeks to broadly mirror the overall consumer expenditure patterns of retirees in the United States. Using data from the Consumer Expenditure Survey (“CEX”) published by the U.S. Department of Labor’s Bureau of Labor Statistics, the Underlying Index assigns category weights by computing the percentage that each of the fourteen CEX consumer spending categories represents of the total consumer expenditure of the age group classified as “65 years and older”. These weights are applied to the Underlying Index’s notional basket of seven equity indices (the "Underlying Constituent Indices") intended to represent the CEX spending categories to construct the “base index.” The base index is rebalanced each year to reflect the new annual CEX data made available to the public the same year. The Underlying Index has exposure to the base index while also employing a mechanism that targets an annualized realized volatility of 5% by using a 20-day lookback period to adjust its level of participation in the base index daily. The volatility targeting mechanism may result in the Underlying Index having an exposure to the base index between 0% and 150%. If the actual volatility of the base index over the 20-day lookback period is more than 5%, the Underlying Index will have an exposure to the base index of less than 100%, and if such volatility over such period is less than 5%, the Underlying Index will have an exposure to the base index of greater than 100% (to a maximum of 150%). The level of the Underlying Index will reflect returns from exposure to the base index and (to the extent that such exposure is less than 100%) to the S&P 2Y US Treasury Note Futures Index Excess Return (the “Reference Fixed Income Index”). The Underlying Index incorporates the daily deduction of a fee of 0.50% per annum and a daily notional cost of 0.02% applied to the effective change in notional exposures to the base index and Referenced Fixed Income Index, representing the notional cost of the daily rebalancing to adjust toward the target volatility of 5%. The Underlying Index is calculated on an excess return basis, so the return of its base index exposure is reduced by 3-month USD LIBOR plus 40 basis points.

The CEX provides information on a range of consumers' expenditures and incomes, as well as the characteristics of those consumers. The CEX program consists of two related surveys, a quarterly interview survey and a diary survey, that are integrated to provide information on the buying habits of American consumers, including data on their expenditures, income, and consumer unit (i.e. families and single consumers) characteristics. The survey data are collected for the Bureau of Labor Statistics by the U.S. Census Bureau. The CEX annual data tables are made available to the public each year in early September. The CEX annual data tables are made available to the public each year in early September. It reflects consumer spending over the course of the prior calendar year, and thus the base index allocates notional exposure across the Underlying Constituent Indices and across the sectors and industries they represent based on the spending patterns of retirees in the United States over that same time.

The Underlying Index seeks to track retiree consumer expenditure patterns through the base index, which is composed of the Underlying Constituent Indices. The fourteen broad categories of consumer spending, as identified in the CEX, are intended to be represented in the base index by seven Underlying Constituent Indices: six of these CEX categories are intended to be represented respectively by six Underlying Constituent Indices, and the other eight CEX categories are tracked collectively by the Underlying Constituent Index representing consumer discretionary spending. Each Underlying Constituent Index is a sector or industry index maintained and published by S&P Dow Jones Indices LLC, or its successor, selected by the Underlying Index sponsor as representative of consumer spending in one or more of the relevant categories. Each Underlying Constituent Index tracks the performance of a basket of stocks of United States companies in the market sector or industry of the S&P 500® or the S&P Total Market Index that was chosen to correspond to the consumer spending category. Each Underlying Constituent Index is composed of a basket of stocks weighted equally or by market cap within the basket (depending on the index) and is rebalanced quarterly. The Underlying Constituent Indices are identified in the table below, together with their respective Bloomberg tickers, market associated sector or industry, and corresponding consumer spending category or categories as they appear in the CEX tables.

For additional information on the Underlying Index, see “The CS Retiree Consumer Expenditure Indices—The Excess Return Index” in the accompanying underlying supplement and underlying performance supplement.

	Underlying Constituent Index	Ticker	Associated Sector or Industry	Corresponding CEX consumer spending categories	Underlying Index Weightings (as of November 3, 2014)
1	S&P 500 Real Estate (Industry Group) Index Total Return	SPTR5EST	Real Estate	Housing	34.3%
2	S&P Transportation Select Industry Index Total Return	SPSITNTR	Transportation	Transportation	16.3%
3	S&P Food & Beverage Select Industry Index Total Return	SPIFBUT	Food & Beverages	Food	12.5%
4	S&P 500 Health Care (Sector) Index Total Return	SPRTHLTH	Healthcare	Healthcare	12.2%
5	S&P Insurance Select Industry Index Total Return	SPSIINST	Insurance	Personal insurance & pensions	5.8%
6	S&P 500 Apparel Retail (Sub-Industry) Index Total Return	S5APRETR	Apparel Retailers	Apparel and services	2.5%
7	S&P 500 Consumer Discretionary (Sector) Index Total Return	SPTRCOND	Consumer Discretionary	Alcoholic beverages, Entertainment, Personal care products and services, Reading, Education, Tobacco products and smoking supplies, Miscellaneous, and Cash contributions	16.3%

Key Risks

An investment in the offering of the Notes involves significant risks. Investing in the Notes is not equivalent to investing in the Underlying Index. Some of the risks that apply to the Notes are summarized below, but we urge you to read the more detailed explanation of risks relating to the Notes in the “Risk Factors” section of the accompanying product supplement. We also urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Notes.

Risks related to the Notes

♦	Interest Rate Risk — The Notes have a fixed Coupon Rate and cannot be redeemed prior to maturity. If market interest rates, or expected future market interest rates, rise during the term of the Notes, the value of the Notes will likely decrease because the coupon paid on the Notes throughout the term of the Notes will not increase along with market interest rates. Market interest rates and interest rate expectations are influenced by a wide variety of factors. Prevailing interest rates have fluctuated in the past and are likely to fluctuate in the future. We cannot assure you that changes in interest rates or interest rate expectations will not adversely affect the value of the Notes.
♦	The Additional Amount is not linked to the level of the Underlying Index at any time other than the Valuation Date — The Additional Amount will be based only on the Closing Level of the Underlying Index on the Valuation Date, subject to postponement as described in the accompanying product supplement. If the level of the Underlying Index increases prior to the Valuation Date but then decreases by the Valuation Date, the Additional Amount will be less, and may be significantly less, than it would have been had the Additional Amount been linked to the level of the Underlying Index prior to such decrease.
♦	The Notes are subject to the credit risk of Credit Suisse — Although the return on the Notes will be based on the performance of the Underlying Index, the payment of any amount due on the Notes is subject to the credit risk of Credit Suisse. Accordingly, investors are dependent on our ability to pay all amounts due on the Notes and, therefore, if we were to default on our obligations, you may not receive any amounts owed to you under the Notes. In addition, any decline in our credit ratings, any adverse changes in the market’s view of our creditworthiness or any increase in our credit spreads is likely to adversely affect the value of the Notes prior to maturity.
♦	The repayment of principal and any Additional Amount applies only if you hold the Notes to maturity — The value of the Notes prior to maturity may be less than the initial investment amount and substantially different than the amount expected at maturity. If you are able to sell your Notes prior to maturity in the secondary market, your return may be less than the Underlying Index Return and you may receive less than your initial investment amount even if the level of the Underlying Index is greater than Initial Level at that time. The repayment of principal and any Additional Amount, including the application of the Upside Participation Rate, applies only if you hold the Notes to maturity.
♦	The estimated value of the Notes on the Trade Date may be less than the Price to Public — The initial estimated value of your Notes on the Trade Date (as determined by reference to our pricing models and our internal funding rate) may be significantly less than the original Price to Public. The Price to Public of the Notes includes the agent’s discounts or commissions as well as transaction costs such as expenses incurred to create, document and market the Notes and the cost of hedging our risks as issuer of the Notes through one or more of our affiliates (which includes a projected profit). These costs will be effectively borne by you as an investor in the Notes. These amounts will be retained by Credit Suisse or our affiliates in connection with our structuring and offering of the Notes (except to the extent discounts or commissions are reallowed to other broker-dealers or any costs are paid to third parties).

On the Trade Date, we value the components of the Notes in accordance with our pricing models. These include a fixed income component valued using our internal funding rate, and individual option components valued using mid-market pricing. Our option valuation models are proprietary. They take into account factors such as interest rates, volatility and time to maturity of the Notes, and they rely in part on certain assumptions about future events, which may prove to be incorrect.

Because Credit Suisse’s pricing models may differ from other issuers’ valuation models, and because funding rates taken into account by other issuers may vary materially from the rates used by Credit Suisse (even among issuers with similar creditworthiness), our estimated value at any time may not be comparable to estimated values of similar securities of other issuers.

♦	Effect of interest rate used in structuring the Notes — The internal funding rate we use in structuring notes such as these Notes is typically lower than the interest rate that is reflected in the yield on our conventional debt securities of similar maturity in the secondary market (our “secondary market credit spreads”). If on the Trade Date our internal funding rate is lower than our secondary market credit spreads, we expect that the economic terms of the Notes will generally be less favorable to you than they would have been if our secondary market credit spread had been used in structuring the Notes. We will also use our internal funding rate to determine the price of the Notes if we post a bid to repurchase your Notes in secondary market transactions. See “—Secondary Market Prices” below.
♦	Secondary market prices — If Credit Suisse (or an affiliate) bids for your Notes in secondary market transactions, which we are not obligated to do, the secondary market price (and the value used for account statements or otherwise) may be higher or lower than the Price to Public and the estimated value of the Notes on the Trade Date. The estimated value of the Notes on the cover of this pricing supplement does not represent a minimum price at which we would be willing to buy the Notes in the secondary market (if any exists) at any time. The secondary market price of your Notes at any time cannot be predicted and will reflect the then-current estimated value determined by reference to our pricing models and other factors. These other factors include our internal funding rate, customary bid and ask spreads and other transaction costs, changes in market conditions and any deterioration or improvement in our creditworthiness. In circumstances where our internal funding rate is lower than our secondary market credit spreads, our secondary market bid for your Notes could be more favorable than what other dealers might bid because, assuming all else equal, we use the lower internal funding rate to price the Notes and other dealers might use the higher secondary market credit spread to price them. Furthermore, assuming no change in market conditions from the Trade Date, the secondary market price of your Notes will be lower than the Price to Public because it will not include the agent’s discounts or commissions and hedging and other transaction costs. If you sell your Notes to a dealer in a secondary market transaction, the dealer may impose an additional discount or commission, and as a result the price you receive on your Notes may be lower than the price at which we may repurchase the Notes from such dealer.

We (or an affiliate) may initially post a bid to repurchase the Notes from you at a price that will exceed the then-current estimated value of the Notes. That higher price reflects our projected profit and costs that were included in the Price to Public, and that higher price may also be initially used for account statements or otherwise. We (or our affiliate) may offer to pay this higher price, for your benefit, but the amount of any excess over the then-current estimated value will be temporary and is expected to decline over a period of approximately 12 months.

The Notes are not designed to be short-term trading instruments and any sale prior to maturity could result in a substantial loss to you. You should be willing and able to hold your Notes to maturity.

♦	Lack of liquidity — The Notes will not be listed on any securities exchange. Credit Suisse (or its affiliates) intends to offer to purchase the Notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the Notes when you wish to do so. Because other dealers are not likely to make a secondary market for the Notes, the price at which you may be able to trade your Notes is likely to depend on the price, if any, at which Credit Suisse (or its affiliates) is willing to buy the Notes. If you have to sell your Notes prior to maturity, you may not be able to do so or you may have to sell them at a substantial loss.
♦	Potential conflicts — We and our affiliates play a variety of roles in connection with the issuance of the Notes, including acting as calculation agent, hedging our obligations under the Notes and determining their estimated value. In addition, our affiliate, Credit Suisse International, or CSi, is the sponsor and calculation agent of the Underlying Index and may adjust the Underlying Index in a way that affects its level. In performing these duties, the economic interests of us and our affiliates are potentially adverse to your interests as an investor in the Notes. Further, hedging activities may adversely affect any payment on or the value of the Notes. Any profit in connection with such hedging activities will be in addition to any other compensation that we and our affiliates receive for the sale of the Notes, which creates an additional incentive to sell the Notes to you.
♦	Many economic and market factors will affect the value of the Notes — In addition to the level of the Underlying Index, the value of the Notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:
o	the expected volatility of the Underlying Index;
o	the time to maturity of the Notes;
o	interest and yield rates in the market generally;
o	geopolitical conditions and a variety of economic, financial, political, regulatory or judicial events that affect the components comprising the Underlying Index or markets generally and which may affect the levels of the Underlying Index; and
o	our creditworthiness, including actual or anticipated downgrades in our credit ratings.

Some or all of these factors may influence the price that you will receive if you choose to sell your Notes prior to maturity, and such price could be less than your initial investment and significantly different than the amount expected at maturity. The impact of any of the factors set forth above may enhance or offset some or all of any change resulting from another factor or factors.

Risks related to the Underlying Index

♦	The Underlying Index may not outperform any alternative methodology that might be employed in respect of the Underlying Constituent Indices, or achieve its target volatility — The Underlying Index follows a notional rules-based proprietary methodology that operates on the basis of predetermined rules designed to track consumer spending of retirees (those in the age group classified as “65 years or older”) and to target a specific volatility. No assurance can be given that the investment methodology on which the Underlying Index is based will be successful or that the Underlying Index will outperform any alternative methodology that might be employed in respect of the Underlying Constituent Indices or the underlying equity securities and other assets tracked by the Underlying Constituent Indices. If market conditions do not represent a continuation of prior observed trends as reflected in the CEX, the performance of the Underlying Index, which is rebalanced based on these prior trends, may be adversely affected. In addition, if the Underlying Constituent Indices chosen to represent categories of spending do not effectively track spending in the relevant category, the Underlying Index may not track overall consumer spending as intended and the performance of the Underlying Index may be adversely affected. Furthermore, no assurance can be given that the Underlying Index will achieve its target volatility. The actual realized volatility of the Underlying Index may be greater or less than its target volatility.

♦	If the values of the components of the Underlying Index or the respective equity securities or other assets they track change, the level of the Underlying Index and the market value of the Notes may not change in the same manner — Owning the Notes is not the same as owning the Underlying Index components (including the Underlying Constituent Indices) or owning the equity securities or other assets tracked by the Underlying Index components. Accordingly, changes in the values of the Underlying Index components or the underlying equity securities or other assets tracked by the Underlying Index components may not result in a comparable change in the level of the Underlying Index or the market value of the Notes.
♦	The Underlying Index comprises notional assets — The exposures to the Underlying Index components (including the Underlying Constituent Indices) and the underlying equity securities and other assets tracked by the Underlying Index components are purely notional, and exposures to the Underlying Index components will exist solely in the records maintained by or on behalf of the Underlying Index calculation agent. There is no actual portfolio of assets to which any person is entitled or in which any person has any ownership interest. Consequently, you will not have any claim with respect to any of the Underlying Index components comprised by the Underlying Index, or any of the underlying equity securities and other assets tracked by the Underlying Index components.
♦	No dividend payments or voting rights — As a holder of the Notes, you will not have voting rights or other rights in the equity securities that comprise the Underlying Constituent Indices. Further, although the performance of the Underlying Constituent Indices will include cash dividends and other distributions in respect of the equity securities that comprise such indices, you will not have the right to receive such dividends or other distributions.
♦	The level of the Underlying Index will include the deduction of an annual calculation fee, notional transaction costs and a notional financing cost — The Underlying Index incorporates the daily deduction of a fee of 0.50% per annum and a daily notional cost of 0.02% applied to the effective change in notional exposures to the base index and Referenced Fixed Income Index, representing the notional cost of the daily rebalancing to adjust toward the target volatility of 5%. Historically, over each calendar year, the notional transaction cost has decreased the hypothetical performance of the Index by between 0.05% and 0.25%. per annum. The historical analysis of the notional transaction costs should not be taken as an indication of future costs. The Underlying Index is calculated on an excess return basis, so the return of its base index exposure is reduced by 3-month USD LIBOR plus 40 basis points. These fees and costs will lower the level of the Underlying Index and as a result may reduce the value of and your return on the Notes. Such reduction may be significant.
♦	The Underlying Index has a limited operating history and may perform in unanticipated ways. — The Underlying Index was established on February 27, 2015 and therefore has a limited operating history, and may perform in unanticipated ways. Past performance should not be considered indicative of future performance.
♦	The Underlying Index is subject to market risks — The performance of the Underlying Index is dependent on the performance of the Underlying Index components, including the seven Underlying Constituent Indices and the Reference Fixed Income Index. As a consequence, the Notes will be exposed to the price performance and credit performance of the Underlying Constituent Indices, the Reference Fixed Income Index, and any of the equity securities and other assets tracked by the Underlying Index components.
♦	The Underlying Index calculation agent may adjust the Underlying Index in a way that affects its level, and has no obligation to consider your interests — CSi, an affiliate of Credit Suisse, is the Underlying Index sponsor and currently acts as the Underlying Index calculation agent. CSi is responsible for calculating and maintaining the Underlying Index and developing the guidelines and policies governing its composition and calculation. It is entitled to exercise discretion in relation to the Underlying Index, including but not limited to the calculation of the level of the Underlying Index in the event of a disruption event in the Underlying Index. Although CSi, acting as the Underlying Index calculation agent, will make all determinations and take all action in relation to the Underlying Index acting in good faith and in a commercially reasonable manner, it should be noted that the policies and judgments for which CSi is responsible could have an impact, positive or negative, on the level of the Underlying Index and the value of the Notes. CSi may also amend the rules governing the Underlying Index in certain circumstances.
♦	The investment strategy used to construct the Underlying Index involves daily and annual rebalancing as well as participation caps that are applied to the Underlying Constituent Indices — The index components of the Underlying Index are subject to daily rebalancing and maximum participation caps. The Underlying Constituent Indices are subject to annual rebalancing and a rules-based weighting methodology. By contrast, a synthetic portfolio that does not rebalance daily or annually and is not subject to any participation caps or rules-based weighting methodology in this manner could see greater compounded gains over time through exposure to a consistently and rapidly appreciating portfolio consisting of the Underlying Constituent Indices or other Underlying Index components. Therefore, the return on the Notes may be less than the return that could be realized on an alternative investment in the Underlying Constituent Indices or other Underlying Index components that is not subject to rebalancing and participation caps and rules-based weighting methodology. No assurance can be given that the investment strategy used to construct the Underlying Index will outperform any alternative investment in the Underlying Constituent Indices or other Underlying Index components.
♦	One or more of the Underlying Constituent Indices may not effectively track consumer spending in the United States — The fourteen broad categories of consumer spending identified in the CEX are represented by the Underlying Constituent Indices. Each Underlying Constituent Index tracks the performance of a basket of stocks of United States companies in the market sector or industry of the S&P 500® Index or the S&P Total Market Index that was chosen to correspond to the consumer spending category. However, the universe of assets available for the Underlying Constituent Indices to track is finite and limited. There is no guarantee that the selected Underlying Constituent Indices and assets they track reflect the best possible, or even an effective, mix of constituents to track consumer spending by retirees in the United States.

♦	The Underlying Index components may be replaced by substitutes in the case of certain events — If an event or circumstance occurs that, in the determination of the Underlying Index sponsor, makes it impossible or impracticable to calculate or achieve the objectives of the Underlying Index pursuant to the Underlying Index rules, or certain extraordinary events occur with respect to an Underlying Index component, the Underlying Index or component may be replaced by a substitute. If the Underlying Index calculation agent determines in its discretion that no suitable substitute is available for an affected Underlying Index component, then the Underlying Index calculation agent may calculate the level of the Underlying Index using estimated or adjusted data or may publish an estimated level of the Underlying Index. You should realize that the changing of an Underlying Index component may affect the performance of the Underlying Index, and therefore, the return on the Notes, as the replacement Underlying Index component, if any, may perform significantly better or worse than the affected Underlying Index component.
♦	Correlation of performances among the Underlying Constituent Indices may reduce the performance of the Notes — Performance of the Underlying Constituent Indices may become highly correlated from time to time during the term of the Notes including, but not limited to, a period in which there is a substantial decline in correlated sectors or industries represented by the Underlying Constituent Indices. Such correlation will have a larger effect on the level of the Underlying Index if it occurs in sectors or industries weighted more heavily in the Underlying Index relative to the other sectors or industries, as determined by the Underlying Index methodology. High correlation during periods of negative returns among Underlying Constituent Indices, especially if these represent sectors or industries which have a substantial percentage weighting in the Underlying Index, could have an adverse effect on any payments on, and the value of, the Notes.

Furthermore, equity securities tracked by one Underlying Constituent Index, the S&P 500 Apparel Retail (Sub-Industry) Index Total Return, will also be tracked by another Underlying Constituent Index, the S&P 500 Consumer Discretionary (Sector) Index Total Return. During times when equity securities are tracked by both of these Underlying Constituent Indices, these Underlying Constituent Indices will be more highly correlated than they would be if they each tracked completely distinct sets of equity securities. During periods of negative returns for equity securities tracked by both Underlying Constituent Indices, the resulting correlation could have an adverse effect on any payments on, and the value of, the Notes.

♦	Changes in the value of the Underlying Index components may offset each other — Because the Underlying Index tracks the performance of the Underlying Index components, which collectively represent a diverse set of securities and asset classes, price movements between the Underlying Index components representing different asset classes or market sectors or industries may not correlate with each other. At a time when the value of an Underlying Index component representing a particular asset class or market sector or industry increases, the value of other Underlying Index components representing a different asset class or market sector or industry may not increase as much or may decline. Therefore, in calculating the level of the Underlying Index, increases in the values of some of the Underlying Index components may be moderated, or more than offset, by lesser increases or declines in the values of other Underlying Index components.
♦	The publisher or sponsor of the Underlying Constituent Indices and the Reference Fixed Income Index may adjust those indices in a way that affects their levels, and has no obligation to consider your interests. — The publisher or sponsor of each Underlying Constituent Index and the Reference Fixed Income Index can add, delete or substitute components included in those indices or make other methodological changes that could change their levels. A new security included in any of these indices may perform significantly better or worse than the replaced security, and the performance will affect the level of the relevant index. Any of these actions could adversely affect the value of the Notes. The publisher or sponsor of each Underlying Constituent Index and the Reference Fixed Income Index has no obligation to consider your interests when calculating or revising the Underlying Constituent Index or the Reference Fixed Income Index.
♦	Risks associated with real estate investment trusts will affect the value of the Notes — One of the Underlying Constituent Indices is composed of a variety of real estate related securities including Real Estate Investment Trusts (“REITs”). REITs invest primarily in income producing real estate or real estate related loans or interests. Investments in REITs, though not direct investments in real estate, are still subject to the risks associated with investing in real estate. The following are some of the conditions that might impact the structure of and cash flow generated by REITs and, consequently, the value of REITs and, in turn, the Underlying Index:
o	a decline in the value of real estate properties;
o	extended vacancies of properties;
o	increases in property and operating taxes;
o	increased competition or overbuilding;
o	a lack of available mortgage funds or other limits on accessing capital;
o	tenant bankruptcies and other credit problems;
o	limitation on rents, including decreases in market rates for rents;
o	changes in zoning laws and governmental regulations;
o	costs resulting from the clean-up of, and legal liability to third parties for damages resulting from environmental problems;

o	investments in developments that are not completed or that are subject to delays in completion;
o	risks associated with borrowing;
o	changes in interest rates;
o	casualty and condemnation losses; and
o	uninsured damages from floods, earthquakes or other natural disasters.

The factors above may either offset or magnify each other. To the extent that any of these conditions occur, they may negatively impact a REIT’s cash flow and cause a decline in the share price of a REIT, and, consequently, the Underlying Constituent Index that tracks the real estate industry. In addition, some REITs have relatively small market capitalizations, which can increase the volatility of the market price of securities issued by those REITs. Furthermore, REITs are dependent upon specialized management skills, have limited diversification and are, as a result, subject to risks inherent in operating and financing a limited number of projects. To the extent that such risks increase the volatility of the market price of securities issued by REITs, they may also, consequently, increase the volatility of the Indices.

♦	Risks associated with fixed income investments will affect the value of the Notes — The Reference Fixed Income Index tracks the return of 2-year treasury note futures, which are fixed income securities. Fixed income investments are subject to certain risks. During periods of rising interest rates, treasury futures will generally decline in value. Treasury futures may also decline in value if the market perceives that the credit risk of investments in the U.S. government is increasing.
♦	Changes in the method pursuant to which LIBOR is determined may adversely affect the value of the Notes — The Underlying Index is an excess return index that utilizes reported LIBOR rates to determine its notional funding cost. Beginning in 2008, concerns were raised that some of the member banks surveyed by the British Bankers’ Association (the “BBA”) in connection with the calculation of LIBOR across a range of maturities and currencies may have been under-reporting or otherwise manipulating the inter-bank lending rate applicable to them. A number of BBA member banks have entered into settlements with their regulators and law enforcement agencies with respect to alleged manipulation of LIBOR, and investigations were instigated by regulators and governmental authorities in various jurisdictions. If manipulation of LIBOR or another inter-bank lending rate occurred, it may have resulted in that rate being artificially lower (or higher) than it otherwise would have been.

In September 2012, the U.K. government published the results of its review of LIBOR (commonly referred to as the “Wheatley Review”). The Wheatley Review made a number of recommendations for changes with respect to LIBOR including the introduction of statutory regulation of LIBOR, the transfer of responsibility for LIBOR from the BBA to an independent administrator, changes to the method of compilation of lending rates and new regulatory oversight and enforcement mechanisms for rate-setting. Based on the Wheatley Review, final rules for the regulation and supervision of LIBOR by the Financial Conduct Authority (the “FCA”) were published and came into effect on April 2, 2013 (the “FCA Rules”). In particular, the FCA Rules include requirements that (1) an independent LIBOR administrator monitor and survey LIBOR submissions to identify breaches of practice standards and/or potentially manipulative behavior, and (2) firms submitting data to LIBOR establish and maintain a clear conflicts of interest policy and appropriate systems and controls. ICE Benchmark Administration Limited (the “ICE Administration”) has been appointed as the independent LIBOR administrator, effective February 1, 2014.

It is not possible to predict the effect of the FCA Rules, any changes in the methods pursuant to which the LIBOR rates are determined and any other reforms to LIBOR that will be enacted in the U.K. and elsewhere, which may adversely affect the trading market for LIBOR-based securities. In addition, any changes announced by the FCA, the ICE Administration or any other successor governance or oversight body, or future changes adopted by such body, in the method pursuant to which the LIBOR rates are determined may result in a sudden or prolonged increase or decrease in the reported LIBOR rates. If that were to occur, and to the extent that the level of the Underlying Index is affected by reported LIBOR rates, the value of the Notes may be affected. Further, uncertainty as to the extent and manner in which the Wheatley Review recommendations will continue to be adopted and the timing of such changes may adversely affect the current trading market for LIBOR-based securities and the value of the Notes.

♦	The Underlying Index may from time to time track the leveraged return of equity securities — During periods of low historical volatility, the Underlying Index will track the leveraged return of the Underlying Constituent Indices, each of which in turn tracks equity securities of U.S. companies. If the value of the relevant equity securities decreases during such a period, the decrease could result in a corresponding decrease in the level of one or more Underlying Constituent Indices which could have a greater adverse effect on the level of the Underlying Index than a similar unleveraged exposure would have.
♦	Equity security prices can exhibit high and unpredictable volatility, which could lead to high and unpredictable volatility in the Underlying Index — Stock markets can be volatile and equity security prices can change substantially. Equity security prices may rise or fall, sometimes rapidly or unpredictably, due to changes in the broad market or changes in an equity security’s issuer financial condition. Equity security prices can be adversely affected by poor management on the part of the equity security’s issuer, shrinking product demand and other business risks. These may affect single companies as well as groups of companies, industries or sectors of the market. In addition, movements in financial markets may adversely affect an equity security’s price, regardless of how well the company performs. Any adverse change in the price of equity securities tracked by the Underlying Constituent Indices could lead to a decline in the level of the Underlying Index and the Notes.

Hypothetical Examples of How the Notes Might Perform

Hypothetical Redemption Amounts for each $1,000 Principal Amount of Notes.

The following table illustrates, for a $1,000 investment in the Notes, hypothetical Redemption Amounts for a range of hypothetical Underlying Index Returns. The hypothetical Redemption Amounts set forth below are for illustrative purposes only and assumes an Upside Participation Rate of 165% (the midpoint of the Upside Participation Rate range). The actual Upside Participation Rate will be set on the Trade Date. The table does not reflect the Quarterly Coupon payment based on the Coupon Rate of 1.50%. The actual Redemption Amount applicable to a purchaser of the Notes will depend on the Final Level of the Underlying Index. The examples are intended to illustrate hypothetical calculations of only the Redemption Amount and do not illustrate the calculation or payment of any Quarterly Coupon. You should consider carefully whether the Notes are suitable to your investment goals. Any payment on the Notes is subject to our ability to pay our obligations as they become due.

Underlying Index Return	Return on the Notes	Redemption Amount per $1,000 Principal Amount
100.00%	165.00%	$2,650.00
90.00%	148.50%	$2,485.00
80.00%	132.00%	$2,320.00
70.00%	115.50%	$2,155.00
60.00%	99.00%	$1,990.00
50.00%	82.50%	$1,825.00
40.00%	66.00%	$1,660.00
30.00%	49.50%	$1,495.00
20.00%	33.00%	$1,330.00
10.00%	16.50%	$1,165.00
5.00%	8.25%	$1,082.50
0.00%	0.00%	$1,000.00
−5.00%	0.00%	$1,000.00
−10.00%	0.00%	$1,000.00
−20.00%	0.00%	$1,000.00
−30.00%	0.00%	$1,000.00
−40.00%	0.00%	$1,000.00
−50.00%	0.00%	$1,000.00
−60.00%	0.00%	$1,000.00
−70.00%	0.00%	$1,000.00
−80.00%	0.00%	$1,000.00
−90.00%	0.00%	$1,000.00
−100.00%	0.00%	$1,000.00

The examples below illustrates hypothetical Redemption Amounts for a hypothetical offering of the Notes, under various scenarios, with the assumptions set forth below (the actual terms for the Notes offering will be determined on the Trade Date). The examples below do not reflect any Quarterly Coupon payment on the Notes. Numbers in the examples below have been rounded for ease of analysis. You should not take these examples below as an indication or assurance of the expected performance of the Underlying Index. You should consider carefully whether the Notes are suitable to your investment goals. Any payment on the Notes is subject to our ability to pay our obligations as they become due:

Principal Amount:	$1,000
Term:	Approximately 10 years
Upside Participation Rate:	165%

Example 1— The level of the Underlying Index increases by 20% from the Initial Level to the Final Level. The Underlying Index Return is greater than zero, and the Redemption Amount is calculated as follows:

Underlying Index Return = 20.00%

Redemption Amount = $1,000 + [$1,000 × (20% × 165%)] = $1,330

Because the Underlying Index Return is positive and equal to 20%, the Redemption Amount is equal to $1,330 per $1,000 Principal Amount of Notes, resulting in an Additional Amount of $330, or a Redemption Amount of 133% of the Principal Amount.

Example 2— The Final Level is equal to the Initial Level. The Underlying Index Return is zero, and the Redemption Amount is calculated as follows:

Underlying Index Return = 0%

Redemption Amount = $1,000

Because the Underlying Index Return is zero, the Redemption Amount is equal to $1,000 per $1,000 Principal Amount of Notes, resulting in an Additional Amount of $0 or a Redemption Amount of 100% of the Principal Amount.

Example 3— The level of the Underlying Index decreases by 20% from the Initial Level to the Final Level. The Underlying Index Return is negative, and the Redemption Amount is calculated as follows:

Underlying Index Return = -20%

Redemption Amount = $1,000

Because the Underlying Index Return is negative and equal to -20%, your principal is protected from any decline in the level of the Underlying Index and the Redemption Amount is equal to $1,000 per $1,000 Principal Amount of Notes, resulting in an Additional Amount of $0 or a Redemption Amount of 100% of the Principal Amount.

What Are the Tax Consequences of the Notes?

The following discussion summarizes material U.S. federal income tax consequences of owning and disposing of the securities that may be relevant to holders of the securities that acquire their securities from us as part of the original issuance of the securities. This discussion applies only to holders that hold their securities as capital assets within the meaning of the Internal Revenue Code of 1986, as amended (the “Code”), and who purchase the securities at the “issue price” of the securities (as described below). Further, this discussion does not address all of the U.S. federal income tax consequences that may be relevant to you in light of your individual circumstances or if you are subject to special rules, such as if you are:

•	a financial institution,
•	a mutual fund,
•	a tax-exempt organization,
•	a grantor trust,
•	certain U.S. expatriates,
•	an insurance company,
•	a dealer or trader in securities or foreign currencies,
•	a person (including traders in securities) using a mark-to-market method of accounting,
•	a person who holds the securities as a hedge or as part of a straddle with another position, constructive sale, conversion transaction or other integrated transaction, or
•	an entity that is treated as a partnership for U.S. federal income tax purposes.

The discussion is based upon the Code, law, regulations, rulings and decisions, in each case, as available and in effect as of the date hereof, all of which are subject to change, possibly with retroactive effect. Tax consequences under state, local and foreign laws are not addressed herein. No ruling from the U.S. Internal Revenue Service (the “IRS”) has been sought as to the U.S. federal income tax consequences of the ownership and disposition of the securities, and the following discussion is not binding on the IRS.

You should consult your tax advisor as to the specific tax consequences to you of owning and disposing of the securities, including the application of federal, state, local and foreign income and other tax laws based on your particular facts and circumstances.

Characterization of the Notes

There are no statutory provisions, regulations, published rulings or judicial decisions addressing the characterization for U.S. federal income tax purposes of securities with terms that are substantially the same as those of your securities. Thus, the characterization of the securities is not certain. Due to the terms of the securities and the uncertainty of the tax law with respect to the characterization of the securities, our special tax counsel, Milbank Tweed Hadley & McCloy LLP, believes that it is reasonable to treat the securities, for U.S. federal income tax purposes, as indebtedness that is subject to the regulations governing contingent payment debt instruments (the “Contingent Debt Regulations”) in the manner described below but is unable to opine that this characterization is more likely than not to be upheld. In the absence of an administrative or judicial ruling to the contrary, we intend to treat the securities and, by acceptance of the securities, you agree to treat the securities for all tax purposes in accordance with such characterization. In light of the fact that we agree to treat the securities as indebtedness that is subject to the Contingent Debt Regulations, the balance of this discussion assumes that the securities will be so treated.

Alternative Characterizations of the Notes

You should be aware that the characterization of the securities as described above is not certain, nor is it binding on the IRS or the courts. Thus, it is possible that the IRS would seek to characterize your securities in a manner that results in tax timing and character of income, gain or loss to you that is different than that described below. For example, the IRS could assert that the securities constitute forward contracts. In such case, gain or loss would be recognized at maturity of the contracts. It is also possible the IRS could seek to characterize your securities as options, and thus as Code section 1256 contracts in the event that they are listed on a securities exchange. In such case, the securities would be marked-to-market at the end of the year and 40% of any gain or loss would be treated as short-term capital gain or loss, and the remaining 60% of any gain or loss would be treated as long-term capital gain or loss. Alternatively, the IRS could seek to bifurcate your securities into separate components, with each security comprising a debt instrument and an option. In such case, a holder would recognize interest income on the debt instrument and capital gain or loss upon settlement of the option. We are not responsible for any adverse consequences that you may experience as a result of any alternative characterization of the securities for U.S. federal income tax or other tax purposes.

You should consult your tax advisor as to the tax consequences of such characterization and any possible alternative characterizations of your securities for U.S. federal income tax purposes.

U.S. Holders

For purposes of this discussion, the term “U.S. Holder,” for U.S. federal income tax purposes, means a beneficial owner of securities that is (1) a citizen or resident of the United States, (2) a corporation (or an entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States or any state thereof or the District of Columbia, (3) an estate, the income of which is subject to U.S. federal income taxation regardless of its source, or (4) a trust, if (a) a court within the United

States is able to exercise primary supervision over the administration of such trust and one or more U.S. persons have the authority to control all substantial decisions of the trust or (b) such trust has in effect a valid election to be treated as a domestic trust for U.S. federal income tax purposes. If a partnership (or an entity treated as a partnership for U.S. federal income tax purposes) holds securities, the U.S. federal income tax treatment of such partnership and a partner in such partnership will generally depend upon the status of the partner and the activities of the partnership. If you are a partnership, or a partner of a partnership, holding securities, you should consult your tax advisor regarding the tax consequences to you from the partnership's purchase, ownership and disposition of the securities.

As noted above, we will treat the securities as debt obligations that are subject to the Contingent Debt Regulations. Under the Contingent Debt Regulations, actual cash payments on the securities, if any, will not be reported separately as taxable income, but will be taken into account under such regulations. As discussed more fully below, the effect of the Contingent Debt Regulations will be to:

•	require you, regardless of your usual method of tax accounting, to use the accrual method with respect to the securities;
•	require you to accrue original issue discount at the comparable yield (as described below); and
•	generally result in ordinary rather than capital treatment of any gain and to some extent loss, on the sale, exchange, repurchase, or redemption of the securities.

You will be required to accrue an amount of original issue discount for U.S. federal income tax purposes, for each accrual period prior to and including the maturity date of the securities that equals:

•	the product of (i) the adjusted issue price (as defined below) of the securities as of the beginning of the accrual period and (ii) the comparable yield to maturity (as defined below) of the securities, adjusted for the length of the accrual period;
•	divided by the number of days in the accrual period; and
•	multiplied by the number of days during the accrual period that you held the securities.

The “issue price” of a security will be the first price at which a substantial amount of the securities is sold to the public, excluding bond houses, brokers or similar persons or organizations acting in the capacity of underwriters, placement agents or wholesalers. The adjusted issue price of a security will be its issue price increased by any original issue discount previously accrued, determined without regard to any adjustments to original issue discount accruals described below, and decreased by the amount of any noncontingent payment and the projected amounts of any payments previously made with respect to the securities.

Under the Contingent Debt Regulations, you will be required to include original issue discount in income each year, regardless of your usual method of tax accounting, based on the comparable yield of the securities. We will determine the comparable yield of the securities based on the rate, as of the initial issue date, at which we would issue a fixed rate debt instrument with no contingent payments but with terms and conditions similar to the securities. We are required to furnish holders the comparable yield and, solely for tax purposes, a projected payment schedule that estimates the amount and timing of contingent interest payments. For purposes of this determination—and only for purposes of this determination, which is required for U.S. federal income tax purposes—we have assumed that the securities will not be called and will be held until the maturity date. If the securities were priced as of the date of the Preliminary Pricing Supplement, the “comparable yield” for the securities would be a rate of 2.23% per annum, compounded semi-annually; however, the comparable yield will be determined on the pricing date and may be significantly higher or lower than the comparable yield set forth above. Either the comparable yield and projected payment schedule will be provided as an exhibit to the final pricing supplement or holders will be able to request a copy of the comparable yield and projected payment schedule by contacting the Credit Suisse Tax Department, One Madison Avenue, Fourth Floor, New York, New York 10010. For U.S. federal income tax purposes, you must use the comparable yield and the schedule of projected payments that we furnish to you in determining your original issue discount accruals (and the adjustments thereto described below) in respect of the securities, unless you timely disclose and justify the use of a different comparable yield and projected payment schedule to the IRS.

The comparable yield and the projected payment schedule are provided solely for the U.S. federal income tax treatment of the securities and do not constitute a projection or representation regarding the actual amount or timing of the payments on a security.

If the actual contingent payment received differs from the projected payment, adjustments will be made for the difference. If such payment exceeds the projected payment, you will incur a positive adjustment equal to the amount of such excess. Such positive adjustment will be treated as additional original issue discount in such taxable year. If, however, such payment is less than the amount of the projected payment, you will incur a negative adjustment equal to the amount of such deficit, which will be treated in the following manner:

•	first, a negative adjustment will reduce the amount of original issue discount required to be accrued in the current year;
•	second, any negative adjustment that exceeds the amount of original issue discount accrued in the current year will be treated as ordinary loss to the extent of your total prior original issue discount inclusions with respect to the securities; and
•	third, any excess negative adjustment will reduce the amount realized on a sale, exchange, or redemption of the securities.

A net negative adjustment is not subject to the two percent floor limitation imposed on miscellaneous itemized deductions under Section 67 of the Code.

Upon the sale or other taxable disposition of a security, you will recognize gain or loss equal to the difference between your amount realized and your adjusted tax basis in the security. Any gain on a security generally will be treated as ordinary income. Loss from the disposition of a security will be treated as ordinary loss to the extent of your prior net original issue discount inclusions with respect to the securities. Any loss in excess of that amount will be treated as capital loss, which generally will be long-term if the securities were held for more than one year. The deductibility of net capital losses by individuals and corporations are subject to limitations.

Special rules apply in determining the tax basis of a security. Your adjusted tax basis in a security is generally your original purchase price for the security increased by original issue discount (before taking into account any adjustments) you previously accrued on the securities and reduced by the amount of any noncontingent payment and the projected amount of any contingent payments previously scheduled to be made to you (without regard to the actual amount paid).

Even if the agreed-upon tax characterization of the securities (as described above) were upheld, it is possible that the IRS could assert that a reconstitution or rebalancing (together, a “Rebalancing”) of the Index is a significant modification of the notes due to an exercise of discretion with respect to the Rebalancing and, therefore, considered a taxable event to you. If the IRS were to prevail in treating any Rebalancing of the Index as a taxable event, you would recognize gain or, possibly, loss on the securities (subject to the rules described above) on the date of such Rebalancing to the extent of the difference between the fair market value of the securities and your adjusted basis in the securities at that time.

Medicare Tax

Certain U.S. Holders that are individuals, estates, and trusts must pay a 3.8% tax (the “Medicare Tax”) on the lesser of the U.S. person’s (1) “net investment income” or “undistributed net investment income” in the case of an estate or trust and (2) the excess of modified adjusted gross income over a certain specified threshold for the taxable year. “Net investment income” generally includes income from interest, dividends, and net gains from the disposition of property (such as the securities) unless such income or net gains are derived in the ordinary course of a trade or business (other than a trade or business that is a passive activity with respect to the taxpayer or a trade or business of trading in financial instruments or commodities). Net investment income may be reduced by allowable deductions properly allocable to such gross income or net gain. Any interest earned or deemed earned on the securities and any gain on sale or other taxable disposition of the securities will be subject to the Medicare Tax. If you are an individual, estate, or trust, you are urged to consult with your tax advisor regarding application of Medicare Tax to your income and gains in respect of your investment in the securities.

Notes Held Through Foreign Entities

Under the provisions of the “Hiring Incentives to Restore Employment Act” (the “Act”) commonly referred to as “FATCA” and applicable regulations, a 30% withholding tax is imposed on “withholdable payments” and certain “passthru payments” made to “foreign financial institutions” (as defined in the regulations or an applicable intergovernmental agreement) (and their more than 50% affiliates) unless the payee foreign financial institution agrees, among other things, to disclose the identity of any U.S. individual with an account at the institution (or the institution’s affiliates) and to annually report certain information about such account. The term “withholdable payments” generally includes (1) payments of fixed or determinable annual or periodical gains, profits, and income (“FDAP”), in each case, from sources within the United States, and (2) gross proceeds from the sale of any property of a type which can produce interest or dividends from sources within the United States. “Passthru payments” means any withholdable payment and any foreign passthru payment. To avoid becoming subject to the 30% withholding tax on payments to them, we and other foreign financial institutions may be required to report information to the IRS regarding the holders of the securities and, in the case of holders who (i) fail to provide the relevant information, (ii) are foreign financial institutions who have not agreed to comply with these information reporting requirements, or (iii) hold the securities directly or indirectly through such non-compliant foreign financial institutions, we may be required to withhold on a portion of payments under the securities. FATCA also requires withholding agents making withholdable payments to certain foreign entities that do not disclose the name, address, and taxpayer identification number of any substantial U.S. owners (or certify that they do not have any substantial United States owners) to withhold tax at a rate of 30%. If payments on the securities are determined to be from sources within the United States, we will treat such payments as withholdable payments for these purposes.

Withholding under FATCA will apply to all withholdable payments and certain passthru payments without regard to whether the beneficial owner of the payment is a U.S. person, or would otherwise be entitled to an exemption from the imposition of withholding tax pursuant to an applicable tax treaty with the United States or pursuant to U.S. domestic law. Unless a foreign financial institution is the beneficial owner of a payment, it will be subject to refund or credit in accordance with the same procedures and limitations applicable to other taxes withheld on FDAP payments provided that the beneficial owner of the payment furnishes such information as the IRS determines is necessary to determine whether such beneficial owner is a United States owned foreign entity and the identity of any substantial United States owners of such entity.

FATCA’s withholding regime generally will apply to (i) withholdable payments (other than gross proceeds of the type described above) made after June 30, 2014 (other than certain payments made with respect to a “preexisting obligation,” as defined in the regulations); (ii) payments of gross proceeds of the type described above with respect to a sale or disposition occurring after December 31, 2016; and (iii) foreign passthru payments made after the later of December 31, 2016, or the date that final regulations defining the term ”foreign passthru payment” are published. Notwithstanding the foregoing, the provisions of FATCA discussed above generally will not apply to (a) any obligation (other than an instrument that is treated as equity for U.S. tax purposes or that lacks a stated expiration or term) that is outstanding on July 1, 2014 (a “grandfathered obligation”); (b) any obligation that produces withholdable payments solely because the obligation is treated as giving rise to a dividend equivalent pursuant to Code section 871(m) and the regulations thereunder that is outstanding at any point prior to six months after the date on which obligations of its type are first treated as giving rise to dividend equivalents; and (c) any agreement requiring a secured party to make payments with respect to collateral securing one or more grandfathered obligations (even if the collateral is not itself a grandfathered obligation). Thus, if you hold your securities through a foreign financial institution or foreign entity, a portion of any payments made to you may be subject to 30% withholding.

Non-U.S. Holders Generally

Except as provided under “Notes Held Through Foreign Entities” and “Substitute Dividend and Dividend Equivalent Payments,” payments made with respect to the securities to a holder of the securities that is not a U.S. Holder (a “Non-U.S. Holder”) and that has no connection with the United States other than holding its securities, will not be subject to U.S. withholding tax, provided that such Non-U.S. Holder complies with applicable certification requirements. Any gain realized upon the sale or other disposition of the securities by a Non-U.S. Holder generally will not be subject to U.S. federal income tax unless (1) such gain is effectively connected with a U.S. trade or business of such Non-U.S. Holder or (2) in the case of an individual, such individual is present in the United States for 183 days or more in the taxable year of the sale or other disposition and certain other conditions are met. Any effectively connected gains described in clause (1) above realized by a Non-U.S. Holder that is, or is taxable as, a corporation for U.S. federal income tax purposes may also, under certain circumstances, be subject to an additional branch profits tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.

In addition, if a Non-U.S. Holder directly, indirectly or constructively owns or is treated as owning more than five percent of the securities or more than five percent of a company that is a “United States real property interest” within the meaning of Code section 897 and that is referenced in one of the Underlying Constituent Indices (including any ownership of such company attributed to a holder as a result of its ownership of the securities), such Non-U.S. Holder could be treated as owning a United States real property interest. In that case, any gain from the redemption, sale or other disposition of the securities would be treated as “effectively connected income,” taxed in the same manner as the income of a U.S. Holder as described above. Each Non-U.S. Holder, in connection with acquiring securities, is deemed to represent that it does not, and will not at any time during which it is the beneficial owner of the securities, directly, indirectly, or constructively own more than five percent of either the securities or any company that is a United States real property interest and that is referenced in one of the Underlying Constituent Indices. We and any withholding agent will rely on the accuracy of this representation. For purposes of this discussion and the immediately preceding representation, any interest in a company other than an interest solely as a creditor within the meaning of Treasury Regulations Section 1.897-1(d) shall be treated as ownership of the company.

Non-U.S. Holders that are subject to U.S. federal income taxation on a net income basis with respect to their investment in the securities should refer to the discussion above relating to U.S. Holders.

Substitute Dividend and Dividend Equivalent Payments

The Code and regulations thereunder treat a “dividend equivalent” payment as a dividend from sources within the United States. Unless reduced by an applicable tax treaty with the United States, such payments generally will be subject to U.S. withholding tax. A “dividend equivalent” payment is (i) a substitute dividend payment made pursuant to a securities lending or a sale-repurchase transaction that (directly or indirectly) is contingent upon, or determined by reference to, the payment of a dividend from sources within the United States, (ii) a payment made pursuant to a “specified notional principal contract” (a “specified NPC”) that (directly or indirectly) is contingent upon, or determined by reference to, the payment of a dividend from sources within the United States, and (iii) any other payment determined by the IRS to be substantially similar to a payment described in the preceding clauses (i) and (ii). For payments made before January 1, 2016, the regulations provide that a specified NPC is any NPC if (a) in connection with entering into the contract, any long party to the contract transfers the underlying security to any short party to the contract, (b) in connection with the termination of the contract, any short party to the contract transfers the underlying security to any long party to the contract, (c) the underlying security is not readily tradable on an established securities market, or (d) in connection with entering into the contract, the underlying security is posted as collateral by any short party to the contract with any long party to the contract.

Proposed regulations provide that a dividend equivalent is (i) any payment of a substitute dividend made pursuant to a securities lending or sale-repurchase transaction that references the payment of a dividend from an underlying security, (ii) any payment made pursuant to a specified NPC that references the payment of a dividend from an underlying security, (iii) any payment made pursuant to a specified equity-linked instrument (a “specified ELI”) that references the payment of a dividend from an underlying security, or (iv) any other substantially similar payment. An underlying security is any interest in an entity taxable as a domestic corporation if a payment with respect to that interest could give rise to a U.S. source dividend. An ELI is a financial instrument (other than a securities lending or sale-repurchase transaction or an NPC) or combination of financial instruments that references one or more underlying securities to determine its value, including a futures contract, forward contract, option, debt instrument, or other contractual arrangement. For payments made after December 31, 2015, a specified NPC is any NPC that has a delta of 0.70 or greater with respect to an underlying security at the time of acquisition. A specified ELI is any ELI issued on or after 90 days after the date the proposed regulations are finalized that has a delta of 0.70 or greater with respect to an underlying security at the time of acquisition. The delta of an NPC or ELI is the ratio of the change in the fair market value of the contract to the change in the fair market value of the property referenced by the contract. If an NPC or ELI references more than one underlying security, a separate delta must be determined with respect to each underlying security without taking into account any other underlying security or other property or liability. If an NPC (or ELI) references more than one underlying security, the NPC (or ELI) is a specified NPC (or specified ELI) only with respect to underlying securities for which the NPC (or ELI) has a delta of 0.70 or greater at the time that the long party acquires the NPC (or ELI). The proposed regulations provide an exception for qualified indices that satisfy certain criteria; however, it is not entirely clear how the proposed regulations will apply to securities that are linked to certain indices or baskets. The proposed regulations provide that a payment includes a dividend equivalent payment whether there is an explicit or implicit reference to a dividend with respect to the underlying security.

We will treat any portion of a payment or deemed payment on the securities (including, if appropriate, the payment of the purchase price) that is substantially similar to a dividend as a dividend equivalent payment, which will be subject to U.S. withholding tax unless reduced by an applicable tax treaty and a properly executed IRS Form W-8 (or other qualifying documentation) is provided. If withholding applies, we will not be required to pay any additional amounts with respect to amounts withheld. The proposed regulations are extremely complex. Non-U.S. Holders should consult their tax advisors regarding the U.S. federal income tax consequences to them of these proposed regulations and whether payments or deemed payments on the securities constitute dividend equivalent payments.

U.S. Federal Estate Tax Treatment of Non-U.S. Holders

The securities may be subject to U.S. federal estate tax if an individual Non-U.S. Holder holds the securities at the time of his or her death. The gross estate of a Non-U.S. Holder domiciled outside the United States includes only property situated in the United States.

Individual Non-U.S. Holders should consult their tax advisors regarding the U.S. federal estate tax consequences of holding the securities at death.

Proposed Legislation on Certain Financial Transactions

Members of Congress have from time-to-time proposed legislation relating to financial instruments, including legislation that would require holders to annually mark to market affected financial instruments (potentially including the securities). These or other potential changes in law, regulations or other guidance could adversely affect the tax treatment of the securities and may be applied with retroactive effect. You are urged to consult your tax advisor regarding how any such potential changes in law, regulation or guidance could affect you.

Information Reporting Regarding Specified Foreign Financial Assets

The Act and Treasury Regulations generally require individual U.S. Holders (“specified individuals”) with an interest in any “specified foreign financial asset” to file an annual report on IRS Form 8938 with information relating to the asset, including the maximum value thereof, for any taxable year in which the aggregate value of all such assets is greater than $50,000 on the last day of the taxable year or $75,000 at any time during the taxable year. Certain individuals are permitted to have an interest in a higher aggregate value of such assets before being required to file a report.

The Act further requires that, to the extent provided in regulations, the filing requirements described shall above also apply to certain domestic entities that are formed or used for the purposes of holding, directly or indirectly, specified foreign financial assets (“specified domestic entities”). No final regulations have been issued defining “specified domestic entities” and an IRS Notice provided that reporting by domestic entities of interests in specified foreign financial assets will not be required before the date specified by final regulations, which date will not be before January 1, 2013.

Depending on the aggregate value of your investment in specified foreign financial assets, you may be obligated to file an IRS Form 8938 under this provision if you are an individual U.S. Holder. Penalties apply to any failure to file IRS Form 8938. In the event a U.S. Holder (either a specified individual or specified domestic entity) does not file such form, the statute of limitations on the assessment and collection of U.S. federal income taxes of such U.S. Holder for the related tax year may not close before the date which is three years after the date such information is filed. You should consult your tax advisor as to the possible application to you of this information reporting requirement and related statute of limitations tolling provision.

Backup Withholding and Information Reporting

A holder of the securities (whether a U.S. Holder or a Non-U.S. Holder) may be subject to backup withholding with respect to certain amounts paid to such holder unless it provides a correct taxpayer identification number, complies with certain certification procedures establishing that it is not a U.S. Holder or establishes proof of another applicable exemption, and otherwise complies with applicable requirements of the backup withholding rules. Backup withholding is not an additional tax. You can claim a credit against your U.S. federal income tax liability for amounts withheld under the backup withholding rules, and amounts in excess of your liability are refundable if you provide the required information to the IRS in a timely fashion. A holder of the securities may also be subject to information reporting to the IRS with respect to certain amounts paid to such holder unless it (1) is a Non-U.S. Holder and provides a properly executed IRS Form W-8 (or other qualifying documentation) or (2) otherwise establishes a basis for exemption.

Historical Information

The first graph below sets out the back-tested hypothetical closing levels of the Underlying Index from December 4, 2003 to February 26, 2015 and the actual historical closing levels from February 27, 2015 to September 28, 2015. The Closing Level of Underlying Index on September 28, 2015 was 150.0992. The remaining graphs set forth the historical performance of each of the Underlying Index components based on the back-tested hypothetical and actual historical closing levels of the Underlying Index components from December 4, 2003 to September 28, 2015. We obtained the historical information below from Bloomberg, without independent verification. The hypothetical back-tested data was constructed by applying, retroactively, the methodology of the relevant index. The hypothetical back-tested values have not been verified by an independent third party. Back-tested, hypothetical results have inherent limitations. These back-tested results are achieved by means of a retroactive application of a back-tested model designed with the benefit of hindsight. No representation is made that an investment linked to the Underlying Index will or is likely to achieve returns similar to those shown. Alternative modelling techniques or assumptions would produce different hypothetical back-tested information that might prove to be more appropriate and that might differ significantly from the hypothetical back-tested information herein. Actual results will vary, perhaps materially, from the analysis implied in the hypothetical back-tested information that forms part of the information.

You should not take the historical levels of the Underlying Index and the Underlying Index components as an indication of future performance of the Underlying Index or the Notes. Any historical trend in the level of the Underlying Index during any period set forth below is not an indication that the level of the Underlying Index is more or less likely to increase or decrease at any time over the term of the Notes.

For additional information about the Underlying Index and the Underlying Index components, see “The CS Retiree Consumer Expenditure Indices—The Excess Return Index” in the accompanying underlying supplement.

Supplemental Use of Proceeds and Hedging

We intend to use the proceeds of this offering for our general corporate purposes, which may include the refinancing of existing debt outside Switzerland. Some or all of the proceeds we receive from the sale of the Notes may be used in connection with hedging our obligations under the Notes through one or more of our affiliates. Such hedging or trading activities on or prior to the Trade Date and during the term of the Notes could adversely affect the value of the Underlying Index and, as a result, could decrease the amount you may receive on the Notes at maturity. For additional information, see “Supplemental Use of Proceeds and Hedging” in the accompanying product supplement.

Supplemental Plan of Distribution (Conflicts of Interest)

Under the terms of a distribution agreement with UBS Financial Services Inc., dated as of March 12, 2014, UBS Financial Services Inc. will act as distributor for the Notes. The distributor will receive a fee from Credit Suisse or one of our affiliates of up to $50.00 per $1,000 Principal Amount of Notes and will forgo fees for sales to fiduciary accounts. For additional information, see “Underwriting (Conflicts of Interest)” in the accompanying product supplement.

We expect to deliver the Notes against payment for the Notes on the Settlement Date indicated herein, which may be a date that is greater or less than three business days following the Trade Date. Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in three business days, unless the parties to a trade expressly agree otherwise. Accordingly, if the Settlement Date is more than three business days after the Trade Date, purchasers who wish to transact in the Notes more than three business days prior to the Settlement Date will be required to specify alternative settlement arrangements to prevent a failed settlement.

Exhibit A

Credit Suisse, Nassau Branch

U.S. $[ ] Market-Linked Notes

Linked to the Performance of the CS Retiree Consumer Expenditure 5% Blended Index Excess Return due October 31, 2025

Projected Payment Schedule (“Tax Schedule”)*

The Comparable Yield and Tax Schedule are provided solely for the purpose of determining a U.S. holder’s income from the Notes for U.S. tax purposes and are not a representation of any kind regarding the actual yield of the Notes or actual amounts that will be paid thereon. See the Pricing Supplement dated October [ ], 2015 for additional information. Holders of the Notes are urged to consult their tax advisors regarding the tax treatment of the Notes. The two schedules below show the Projected Payments, Yearly Interest Accruals, Daily Interest Accruals and Projected Amount Payable at Retirement for the entire $[ ] Principal Amount and for a $1,000 Principal Amount respectively.

Principal Amount: $[ ]

Date	Payments	Interest Accrual	Adjusted Issue Price	Daily Accrual

[ ]	[ ]	[ ]	[ ]	[ ]

Projected Amount Payable at Retirement			[ ]

Principal Amount: $1,000

Date	Payments	Interest Accrual	Adjusted Issue Price	Daily Accrual

[ ]	[ ]	[ ]	[ ]	[ ]

Projected Amount Payable at Retirement			[ ]

* The Tax Schedule is a hypothetical schedule derived using certain baseline assumptions and applying a Comparable Yield of [ ]% per annum. Assumptions regarding future events are inherently uncertain. Actual payments may vary materially from the hypothetical payment schedule due to a number of factors. Additional information regarding assumptions is available upon request. See the Pricing Supplement for additional information.